Exhibit 99.2
CIRCULAR DATED 2 SEPTEMBER 2010
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY AND IN ITS ENTIRETY.
If you are in any doubt about this circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.
If you have sold or transferred all your ordinary shares in the capital of STATS ChipPAC Ltd. (the “Company”) you should immediately forward this Circular and the accompanying Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser or transferee.
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
CIRCULAR TO SHAREHOLDERS
in relation to
the proposed Capital Reduction and Cash Distribution to Shareholders
IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	25 September 2010 at 2.00 p.m.

Date and time of Extraordinary General Meeting	:	27 September 2010 at 2.00 p.m.

Place of Extraordinary General Meeting	:	Orchid Country Club 1 Orchid Club Road Emerald Suite Golf Club House, Level 2 Singapore 769162

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DEFINITIONS

In this Circular, the following definitions apply throughout except where the context otherwise requires:

“Awards”	:	Contingent awards of performance shares granted pursuant to the PSP.

“Books Closure Date”	:	A date to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under the Capital Reduction.

“Capital Reduction”	:	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 78G of the Companies Act with the intention to effect the Cash Distribution, details of which are set out on pages 6 to 20 of this Circular.

“Cash Distribution”	:	The proposed cash distribution by the Company to the Shareholders of an aggregate amount of US$600 million, comprising approximately US$0.27 in cash for each Share held as at the Books Closure Date pursuant to the Capital Reduction.

“CDP”	:	The Central Depository (Pte) Limited.

“Committee”	:	The Executive Resource & Compensation Committee appointed by the Directors to administer the Share Plans.

“Companies Act”	:	The Companies Act, Chapter 50 of Singapore as may be amended from time to time.

“Company” or “STATS ChipPAC”	:	STATS ChipPAC Ltd.

“Court”	:	The High Court of the Republic of Singapore.

“Directors”	:	The directors of the Company as at the date of this Circular, unless otherwise stated.

“EGM”	:	The extraordinary general meeting of the Company, notice of which is set out on pages 23 to 24 of this Circular.

“Group”	:	STATS ChipPAC and its subsidiaries.

“Income Tax Act”	:	The Income Tax Act, Chapter 134 of Singapore as may be amended from time to time.

“Latest Practicable Date”	:	20 August 2010, being the latest practicable date prior to the printing of this Circular.

“Listing Manual”	:	The Listing Manual of the SGX-ST, as amended up to the Latest Practicable Date.

DEFINITIONS

“Marathon”	:	Marathon Asset Management LLP.

“Market Days”	:	A day on which the SGX-ST is open for trading in securities.

“NTA”	:	Net tangible assets.

“PSP”	:	The STATS ChipPAC Ltd. Performance Share Plan 2009, as amended or modified from time to time.

“RSP”	:	The STATS ChipPAC Ltd. Restricted Share Plan, which has been terminated as of March 2008.

“RSUs”	:	Restricted share units granted pursuant to the RSP.

“SEC”	:	United States Securities and Exchange Commission.

“Securities Accounts”	:	Securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.

“SGX-ST”	:	Singapore Exchange Securities Trading Limited.

“Share Incentive Awards”	:	The Awards, RSUs, SOP Options and Substitute EIP Options.

“Share Plans”	:	The PSP, the RSP, the SOP and the Substitute EIP.

“Shareholders”	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares credited to their Securities Accounts.

“Shares”	:	Ordinary shares in the capital of the Company.

“SOP”	:	The STATS ChipPAC Ltd. Share Option Plan, as amended or modified from time to time.

“SOP Options”	:	Options to subscribe for Shares granted pursuant to the SOP.

“STSPL”	:	Singapore Technologies Semiconductors Pte Ltd.

“Substitute EIP”	:	The STATS ChipPAC Ltd. Substitute Equity Incentive Plan, as amended or modified from time to time.

“Substitute EIP Options”	:	Options to subscribe for Shares granted pursuant to the Substitute EIP.

“Temasek”	:	Temasek Holdings (Private) Limited.

“S$” and “cents”	:	Singapore dollars and cents.

“US$”	:	United States of America dollars.

DEFINITIONS

“%”	:	Per centum or percentage.
The expressions “Depositor”, “Depository Agent” and “Depository Register” shall have the respective meanings ascribed to them in Section 130A of the Companies Act.
Words importing the singular shall, where applicable, include the plural and vice versa, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Words importing persons shall include corporations.
The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.
Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or the Listing Manual of the SGX-ST, or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual of the SGX-ST or any modification thereof, as the case may be.
Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.
Any discrepancy with the tables in this Circular between the listed amounts and the totals thereof is due to rounding.

INDICATIVE TIMETABLE

The following are indicative dates and times for the Capital Reduction for illustrative purposes only:

Last date and time for lodgement of Proxy Forms for the EGM(1)	:	25 September 2010 at 2.00 p.m.

Date and time of the EGM	:	27 September 2010 at 2.00 p.m.

Expected date for Court approval of the Capital Reduction	:	19 October 2010

Expected date Capital Reduction becomes effective	:	26 October 2010

Expected last date and time of “cum” trading of the Shares on the SGX-ST	:	21 October 2010 at 5.00 p.m.

Expected commencement of “ex” trading of the Shares on the SGX-ST	:	22 October 2010 at 9.00 a.m.

Expected Books Closure Date for the Capital Reduction	:	26 October 2010 at 5.00 p.m.

Expected payment date for the Cash Distribution through CDP	:	4 November 2010
Note:
(1)
All Proxy Forms must be lodged at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time of the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM.

LETTER TO SHAREHOLDERS

STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D

Directors:	Registered Office:

Mr Charles R. Wofford (Non-executive Independent Chairman)	10 Ang Mo Kio Street 65
Mr Tan Lay Koon (President, Chief Executive Officer and Executive Director)	Techpoint #05-17/20
Mr Peter Seah Lim Huat (Non-executive Director)	Singapore 569059
Mr R. Douglas Norby (Non-executive Independent Director)
Mr Teng Cheong Kwee (Non-executive Independent Director)
Mr Tokumasa Yasui (Non-executive Independent Director)
Mr Rohit Sipahimalani (Non-executive Director)

2 September 2010

To: The Shareholders of STATS ChipPAC Ltd.
Dear Sir/Madam
1.	INTRODUCTION

1.1	EGM. The Directors of the Company are convening the EGM to be held on 27 September 2010 to seek Shareholders’ approval for the proposed Capital Reduction and Cash Distribution.

1.2	Circular. The purpose of this Circular is to provide Shareholders with information relating to the proposal to be tabled at the EGM.

1.3	SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.

2.	THE PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

2.1	Announcement. On 16 August 2010, the Directors announced the proposed Capital Reduction with the intention to effect a proposed aggregate Cash Distribution of US$600 million.

A copy of the Company’s announcement is available on the website of the SGX-ST at www.sgx.com.

2.2
The Proposed Capital Reduction and Cash Distribution. The Company is proposing the Capital Reduction involving an aggregate Cash Distribution of US$600 million, or approximately US$0.27 for each Share held as at the Books Closure Date. For illustration purposes, based on the issued share capital of the Company of approximately US$2,036 million comprising approximately 2,202,218,293 Shares as at the Latest Practicable Date:

2.2.1	assuming that during the period between the Latest Practicable Date and the Books

LETTER TO SHAREHOLDERS

Closure Date, none of the outstanding Options (as defined in paragraph 2.4 of this Circular) as at the Latest Practicable Date are exercised, the Cash Distribution to be returned to Shareholders pursuant to the Capital Reduction will be an amount of US$0.2725 for each Share held as at the Books Closure Date; and

2.2.2
assuming that during the period between the Latest Practicable Date and the Books Closure Date, all of the outstanding Options (as defined in paragraph 2.4 of this Circular) as at the Latest Practicable Date are exercised, the Cash Distribution to be returned to Shareholders pursuant to the Capital Reduction will be an amount of US$0.2711 for each Share held as at the Books Closure Date.

In each of the above scenarios, the amount to be returned per Share was calculated by dividing the amount of US$600 million by the assumed aggregate number of Shares in issue as at the Books Closure Date. Accordingly, the actual amount per Share to be returned to Shareholders pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date.

The aggregate amount of cash to be paid to such Shareholder pursuant to the Capital Reduction and Cash Distribution will be adjusted by rounding any fraction of a cent to the nearest cent, where applicable.

The Capital Reduction and Cash Distribution will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction and Cash Distribution.

2.3
Funds for the Capital Reduction. The Company will fund the Capital Reduction by using the proceeds from an offering of US$600 million of 7.5% Senior Notes due 2015 which was completed on 12 August 2010 (the “Bond Offering”) and existing cash and cash equivalents.

2.4
Share Incentive Awards and Convertible Securities. The Company has granted SOP Options and Substitute EIP Options (collectively the “Options”) under the SOP and Substitute EIP, respectively, which are exercisable into Shares.

The Company has also granted Awards and RSUs under the PSP and RSP respectively. The PSP was adopted in April 2009 and the RSP was terminated in March 2008.

In the case of the Awards granted under the PSP, the Company may, subject to performance targets and/or conditions prescribed under the PSP being fulfilled, deliver Shares, free of payment, to the holders of such Awards, or pay cash rather than deliver Shares, in accordance with the terms of the PSP. No Shares are expected to be delivered pursuant to Awards granted under the PSP on or before the tentative Books Closure Date.

In the case of RSUs, the Company may, upon the vesting of the RSUs, deliver Shares, free of payment, to the holders of such RSUs, either in the form of new Shares or existing Shares, or pay cash rather than deliver Shares. The Company intends to settle all outstanding RSUs in cash when the RSUs vest.

LETTER TO SHAREHOLDERS

As at the Latest Practicable Date:
(a)	there were outstanding:
(i)
SOP Options enabling the holders thereof to subscribe for approximately 10,767,360 Shares, of which SOP Options enabling the holders thereof to subscribe for approximately 7,806,260 Shares are or will be vested and exercisable on or before the tentative Books Closure Date; and

(ii)
Substitute EIP Options enabling the holders thereof to subscribe for approximately 62,305 Shares, of which Substitute EIP Options enabling the holders thereof to subscribe for approximately 62,289 Shares are or will be vested and exercisable on or before the tentative Books Closure Date;

(b)	there were Awards for approximately 34,000,000 to 88,819,964 Shares, none of which is expected to entitle holders thereof to the delivery of Shares on or before the tentative Books Closure Date; and

(c)
there were outstanding RSUs representing approximately 51,002 Shares, none of which will vest on or before the tentative Books Closure Date, according to the vesting schedule of such RSUs. The Company intends to settle all outstanding RSUs in cash when the RSUs vest.

The actual amount of the aggregate Cash Distribution to be paid pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Options on or before the Books Closure Date.

2.5
Illustration. The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date, assuming that all the outstanding Options as at the Latest Practicable Date are exercised:

Shareholder with
1,000 Shares

Position pre-Capital Reduction

Shares currently held	1,000

Position post-Capital Reduction

Cash Distribution received (US$)	271.11

(approximately S$367.54 based on an exchange rate of US$1 to S$1.3557 (being the exchange rate as at the Latest Practicable Date))

Shares held post-Capital Reduction	1,000

In summary, Shareholders will, based on the above illustration, receive a Cash Distribution of US$271.11 (approximately S$367.54), for every 1,000 Shares held as at the Books Closure Date, while maintaining the same shareholding in the Company.

LETTER TO SHAREHOLDERS

2.6	Conditions for the Capital Reduction. The Capital Reduction is subject to, inter alia:
(a)	the approval of Shareholders by way of a special resolution for the Capital Reduction at the EGM;

(b)	the approval of the Court for the Capital Reduction; and

(c)	all other relevant approvals and consents being obtained.

A copy of the Order of Court approving the Capital Reduction, together with the other documents prescribed under the Companies Act, will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

2.7
Payment Date. On the lodgement of the office copy of the Order of Court confirming the Capital Reduction, together with the other documents prescribed under the Companies Act with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction shall take effect, and the Cash Distribution would become payable. Subject to the conditions in paragraph 2.6 above being satisfied, it is currently expected that the amounts arising from the Capital Reduction will be paid to Shareholders in early November 2010.

2.8
Rationale. The Company has been reviewing its capital structure and the leverage position of its balance sheet in the context of its current business strategy. The Capital Reduction and Cash Distribution therefore represents paid-up capital in excess of the immediate requirements of the Company and in determining the amounts to be returned to Shareholders, the Company believes that it has sufficient capital for its existing businesses.

Giving proforma effect to the Capital Reduction as at 27 June 2010, the last day of the second financial quarter for 2010, and taking into account the assumptions set out in paragraph 2.11 below, the Capital Reduction would reduce the share capital of the Company as at 27 June 2010 from approximately US$2,036 million to approximately US$1,436 million.

The Capital Reduction would allow a substantial cash distribution to be made to Shareholders, while enabling each Shareholder to maintain the same proportionate shareholding in the Company.

2.9
Taxation. Shareholders should note that the following statements are not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Capital Reduction and Cash Distribution. Shareholders should consult their own professional advisers regarding the tax implications to them of the Capital Reduction and Cash Distribution.

2.9.1	Tax Implications under Singapore Law

Section 10I of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its issued share capital and such a capital reduction is made out of “contributed capital” of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would

LETTER TO SHAREHOLDERS

generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short-term investments.

In relation to the Cash Distribution to be made to Shareholders pursuant to the Capital Reduction, the amounts are to be paid to Shareholders out of the share capital of the Company and will likely be regarded as a return of capital and should not be treated as a distribution of dividend to Shareholders for purposes of Singapore income tax.

2.9.2	Certain Material United States Federal Income Tax Considerations for U.S. Holders.

TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a general summary of certain material United States federal income tax consequences of the receipt of the Cash Distribution by U.S. Holders (as defined below). This summary applies only to U.S. Holders that have the U.S. dollar as their functional currency and that hold Shares as “capital assets”. This discussion does not address the tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules.

You are a “U.S. Holder” if you are a beneficial owner of Shares and you are, for U.S. federal income tax purposes,
(i)	a citizen or resident of the United States;

(ii)	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

LETTER TO SHAREHOLDERS

The following discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The Company believes, and the following discussion assumes, that the Company has not been a passive foreign investment company for United States federal income tax purposes for the relevant period, and will not be a passive foreign investment company for the Company’s current taxable year. If the Company were to be a passive foreign investment company, the United States federal income tax consequences of the receipt of the Cash Distribution may be materially different than described below.

U.S. Holders are urged to consult their own tax advisers with respect to the United States federal income tax consequences of the receipt of the Cash Distribution in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.

Distributions on Shares

Cash distributions made with respect to the Shares will be included in the income of a U.S. Holder as dividend income to the extent of the Company’s current or accumulated earnings and profits, calculated pursuant to United States federal income tax principles. U.S. Holders must include such distributions in income on the date they are treated as actually or constructively received by the U.S. Holder. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles, and therefore a U.S. Holder should expect that a distribution generally will be treated as a dividend.

It is not expected that dividends paid by the Company will represent “qualified dividend income,” and therefore dividends will be subject to United States federal income taxation at the regular rates applicable to ordinary income. A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. U.S. Holders should consult their tax advisers regarding the appropriate treatment and tax consequences to them in their particular circumstances of the Cash Distribution with respect to their Shares.

Dividends received with respect to the Shares generally will be treated as income from sources outside the United States and as “passive category income” for United States foreign tax credit purposes.

United States Information Reporting and Backup Withholding

Dividend payments with respect to Shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a

LETTER TO SHAREHOLDERS

correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules to the Cash Distribution.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

2.10
No Adjustments in Share Incentive Awards. The Committee has deliberated and determined that, in its opinion, no adjustments are required to be made to the terms of the outstanding Share Incentive Awards consequent upon the Capital Reduction, under the respective rules of the Share Plans.

2.11
Financial Effects. For illustrative purposes only, the financial effects of the Capital Reduction, taking into consideration (a) the incurrence by the Company of US$930 million in aggregate of new debt comprising the US$600 million of 7.5% Senior Notes due 2015 offered in the Bond Offering which was completed on 12 August 2010 and the draw down of an aggregate of US$330 million(1) from the US$360 million senior term loan facility which was obtained by the Company on 18 May 2010 (the “Credit Facility” and, together with the Bond Offering, the “Recent Financing”), and (b) the application of the proceeds from the Recent Financing (together with existing cash and cash equivalents) by the Company to pay the Cash Distribution, for the repayment of its US$50 million line of credit from Bank of America on 8 July 2010, for the redemption of its US$150 million of 7.5% Senior Notes due 2010 at maturity on 19 July 2010 and for the redemption of its US$213 million of 6.75% Senior Notes due 2011(1) (the “2011 Notes”) (collectively, the “Debt Repayment”), based on the unaudited consolidated financial statements of the Group as at 27 June 2010, are set out below.

Note:
(1)
As at the Latest Practicable Date, an aggregate of US$310 million has been drawn down by the Company from the Credit Facility. The Company intends to make a further draw down of up to US$20 million from the Credit Facility assuming all US$213 million of the 2011 Notes will be tendered and repurchased in connection with its tender offer and consent solicitation in respect of the 2011 Notes announced on 30 July 2010 (the “Tender Offer”). As at the Latest Practicable Date, US$162.9 million of the 2011 Notes have been tendered and repurchased in connection with the Tender Offer. The Tender Offer will expire on 27 August 2010, at 5.00 p.m. New York City time.

Share Capital

The Capital Reduction would have no impact on the number of Shares held by Shareholders as a result of the Capital Reduction.

LETTER TO SHAREHOLDERS

The proforma effect of the Capital Reduction, taking into consideration the Recent Financing and the application of the proceeds of the Recent Financing to pay the Cash Distribution and to effect the Debt Repayment, on the share capital of the Group as at 27 June 2010, based on the unaudited consolidated financial statements of the Group as at 27 June 2010, would be a reduction of the issued share capital from approximately US$2,036 million to approximately US$1,436 million.

Shareholders’ Equity

The proforma effects of the Capital Reduction, taking into consideration the Recent Financing and the application of the proceeds of the Recent Financing to pay the Cash Distribution and to effect the Debt Repayment, on the shareholders’ equity of the Group as at 27 June 2010, based on the unaudited consolidated financial statements of the Group as at 27 June 2010, are as follows:

	GROUP
		Proforma
	As at	after Capital
(US$’million)	27 June 2010	Reduction(1)

Share capital	2,036	1,436

Accumulated other comprehensive loss	(7)	(7)

Accumulated deficit	(399)	(404)

Shareholders’ equity	1,630	1,025

Note:
(1)	Assumes that none of the Share Incentive Awards has been exercised or vested, as the case may be.
NTA

The proforma effects of the Capital Reduction, taking into consideration the Recent Financing and the application of the proceeds of the Recent Financing to pay the Cash Distribution and to effect the Debt Repayment, on the NTA of the Group as at 27 June 2010, based on the unaudited consolidated financial statements of the Group as at 27 June 2010, are as follows:

	GROUP
		Proforma
	As at	after Capital
	27 June 2010	Reduction(1)

NTA (US$’million)	1,100	495

Number of issued Shares (million)	2,202	2,202

NTA per Share (US$)	0.50	0.22
Note:
(1)	Assumes that none of the Share Incentive Awards has been exercised or vested, as the case may be.

LETTER TO SHAREHOLDERS

Gross Gearing

The proforma effects of the Capital Reduction, taking into consideration the Recent Financing and the application of the proceeds of the Recent Financing to pay the Cash Distribution and to effect the Debt Repayment, on the gross gearing of the Group as at 27 June 2010, based on the unaudited consolidated financial statements of the Group as at 27 June 2010, are as follows:

	GROUP
		Proforma
	As at	after Capital
	27 June 2010	Reduction(1)

Total short-term and long-term debt (US$’million)	451	968

Shareholders’ equity (US$’million)	1,630	1,025

Gross gearing (times)(2)	0.3	0.9
Notes:
(1)	Assumes that none of the Share Incentive Awards has been exercised or vested, as the case may be.

(2)	“Gross Gearing” means the ratio of total short-term and long-term debt to shareholders’ equity attributable to the Company.

After the Capital Reduction and Cash Distribution, the Company believes the continued cash flow generated from its operations and financial resources will be able to support its foreseeable near-term investment and operational needs. To maintain flexibility for business growth the Company may obtain additional financing. The proforma unaudited consolidated balance sheet of the Group before and after the Capital Reduction and Cash Distribution, based on the unaudited consolidated balance sheet of the Group as at 27 June 2010, is set out in the Appendix to this Circular.

2.12	Administrative Procedures for the Capital Reduction. The following paragraphs set out the administrative procedures for the Capital Reduction.
2.12.1	Books Closure Date

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date would be entitled to receive a Cash Distribution of approximately US$0.27 for each Share held as at the Books Closure Date.

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date would be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in their names or standing to the credit of their Securities Accounts as at the Books Closure Date.

The Company will announce the Books Closure Date as soon as practicable after the EGM.

LETTER TO SHAREHOLDERS

2.12.2	Shareholders holding Scrip Shares

Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, at least 12 Market Days prior to the Books Closure Date in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from the date falling 11 Market Days prior to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

2.12.3	Payment of the Cash Distribution

Payment of the Cash Distribution pursuant to the Capital Reduction would be made in the following manner:
(a)	Scripless Shareholders

Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date would have the cheques or banker’s draft for payment, in United States of America dollars, of their respective entitlements to the Cash Distribution under the Capital Reduction, despatched to them by CDP by ordinary post at their own risk by, tentatively, 4 November 2010. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by, tentatively, 4 November 2010.

(b)	Shareholders holding Scrip Shares

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment, in United States of America dollars, of their entitlements the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk by, tentatively, 4 November 2010.

2.13
Temasek. Temasek is a substantial Shareholder of the Company and has a deemed interest through STSPL in approximately 83.81 per cent. of the issued Shares as at the Latest Practicable Date. Temasek and STSPL have been in discussions with the Company on the Capital Reduction. The Company expects Temasek, through STSPL, to vote in favour of the Capital Reduction at the EGM. Based on its shareholding in the Company as at the Latest Practicable Date, Temasek, through STSPL, would be entitled to receive an aggregate Cash Distribution of approximately US$503 million.

LETTER TO SHAREHOLDERS

3.	DIRECTORS’ AND SUBSTANTIAL SHAREHOLDERS’ INTERESTS

3.1	Directors’ Interests. As at the Latest Practicable Date, the Directors’ interests in Shares as recorded in the Register of Directors’ Shareholdings are as follows:

	Number of Shares
					Number of Shares
					comprised in
	Direct		Deemed		outstanding Share
Director	Interest	%	Interest	%	Incentive Awards
Charles R. Wofford	9,200	n.m.(1)	—	—	—

Tan Lay Koon	107,333	n.m. (1)	—	—	24,044,964(2)

Peter Seah Lim Huat	6,900	n.m. (1)	—	—	105,000

R. Douglas Norby	6,900	n.m. (1)	—	—	—

Teng Cheong Kwee	—	—	—	—	—

Tokumasa Yasui	—	—	—	—	—

Rohit Sipahimalani	—	—	—	—	—
Notes:
(1)	“n.m.” means not meaningful being an a percentage of less than 0.1 per cent.

(2)	Includes Awards representing up to 19,819,964 Shares as at the Latest Practicable Date.
3.2	Substantial Shareholders’ Interests. As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares
	Direct		Deemed
Substantial Shareholders	Interest	%	Interest	%

Temasek	—	—	1,845,715,689	83.81

STSPL	1,845,715,689	83.81	—	—

Marathon(1)	—	—	155,009,000	7.04
Note:
(1)
We received notice from Marathon in June 2010 that it had voting control over 113,059,000 Shares, which represented approximately 5.13% of the issued Shares outstanding as of Latest Practicable Date, and non-voting control over an additional 41,950,000 Shares, which represented approximately 1.91% of the issued Shares outstanding as of the Latest Practicable Date.

LETTER TO SHAREHOLDERS

4.	DIRECTORS’ RECOMMENDATIONS

The Proposed Capital Reduction. The Directors are of the opinion that the Capital Reduction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of the Special Resolution relating to the proposed Capital Reduction at the EGM.

5.	EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 23 to 24 of this Circular, will be held at Orchid Country Club, 1 Orchid Club Road, Emerald Suite, Golf Club House, Level 2, Singapore 769162 on 27 September 2010 at 2.00 p.m. for the purpose of considering and, if thought fit, passing, with or without any modifications, the Special Resolution set out in the Notice of EGM.

6.	ACTION TO BE TAKEN BY SHAREHOLDERS

6.1
Appointment of Proxies. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not later than 48 hours before the time fixed for the EGM. The completion and return of the proxy form by a Shareholder will not prevent him from attending and voting in person at the EGM in place of his proxy if he wishes to do so.

6.2
When Depositor regarded as Shareholder. A Depositor shall not be regarded as a Shareholder entitled to attend and vote at the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by CDP to the Company.

6.3
Quorum. Any two or more Shareholders holding or representing in aggregate not less than 33 1/3 per cent. of the number of Shares (excluding treasury shares) present in person or by proxy at the EGM will constitute a quorum for the transaction of business at the EGM.

6.4
Voting. On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Share held. A resolution put to the vote of Shareholders at the EGM will be decided on a show of hands unless a poll is demanded (i) by the Chairman of the EGM or (ii) by not less than five Shareholders present in person or by proxy and entitled to vote at the EGM or (iii) by a Shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the EGM or (iv) by a Shareholder present in person or by proxy and holding not less than ten per cent. of the total number of Shares of the Company (excluding treasury shares); provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

Shares represented by duly executed proxies deposited with the Company will be voted at the EGM in accordance with Shareholders’ instructions contained in the instrument. In the

LETTER TO SHAREHOLDERS

absence of specific instructions in the proxy, the proxy of a Shareholder may vote or abstain as he may think fit.

On a show of hands, the Special Resolution to be proposed at the EGM will be duly passed by the affirmative vote of a majority of not less than three-fourths of Shareholders present in person or by proxy and voting at the EGM. If a poll is demanded in accordance with this section, the Special Resolution to be proposed at the EGM will be duly passed by the affirmative vote of a majority of not less than three-fourths of votes cast at the EGM for each Share held or represented.

7.	FORWARD-LOOKING STATEMENTS

Certain statements in this Circular, including statements regarding the proposed Capital Reduction and Cash Distribution, STSPL’s expected voting position at the EGM, expected future financial position, cash flow generated from operations, financial resources and investment and operational needs, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this Circular.

Factors that could cause actual results to differ from the Company’s expectations include, but are not limited to, obtaining requisite approvals needed for the Capital Reduction, the impact of the Recent Financing on the Company, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; the Company’s reliance on a small group of principal customers; the Company’s continued success in technological innovations; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; the Company’s ability to control operating expenses; the Company’s substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in the Company’s product mix; the Company’s capacity utilization; delays in acquiring or installing new equipment; limitations imposed by the Company’s financing arrangements which may limit its ability to maintain and grow its business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of the Company’s operations; loss of key management or other personnel; defects or malfunctions in the Company’s testing equipment or packages; rescheduling or canceling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with the Company’s interpretation of the applicable tax laws in the jurisdictions in which the Company conducts its business; classification of the Company as a passive foreign investment company; the ability of the Company to develop and protect its intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in the Company’s subsidiaries; majority ownership by Temasek that may result in conflicting interests with Temasek and other affiliates of the Company; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases, and the continued trading and listing of the Company’s ordinary shares on the SGX-ST; as well as other risks described in the

LETTER TO SHAREHOLDERS

Company’s SEC filings, including its annual report on Form 20-F which was filed with the SEC on 5 March 2010.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

8.	INCORPORATION BY REFERENCE

The Company may ‘‘incorporate by reference’’ into this Circular the information in documents that it files with the SEC and releases on www.sgx.com. This means that the Company can disclose important information to Shareholders by referring Shareholders to those documents. The information incorporated by reference is considered to be a part of this Circular and should be read with the same care. The Company incorporates by reference the documents listed below:

(a)	the Company’s annual report on Form 20-F for the fiscal year ended 27 December 2009 filed with the SEC on 5 March 2010;

(b)	the Company’s report on Form 6-K submitted to the SEC on 27 April 2010; and

(c)	the Company’s report on Form 6-K submitted to the SEC on 30 July 2010.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Circular is delivered, copies of the documents incorporated by reference in this Circular, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: STATS ChipPAC Ltd., 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059, Attention: The Company Secretary; telephone number: (65) 6824-7777.

The Company’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Shareholders also may read and copy any document the Company files at the SEC’s public reference rooms in Washington, D.C., New York; and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information about the public reference rooms.

9.	INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 during normal business hours from the date of this Circular up to the date of the EGM:

(a)	the Annual Report of the Company for the fiscal year ended 27 December 2009;

(b)	the unaudited consolidated financial statements of the Group as at and for the three and six months ended 27 June 2010; and

(c)	the Memorandum and Articles of Association of the Company.

LETTER TO SHAREHOLDERS

10.	DIRECTORS’ RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by all the Directors and they (including those who have delegated detailed supervision of this Circular) collectively and individually accept responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors
STATS ChipPAC Ltd.
Charles R. Wofford
Chairman

APPENDIX

PROFORMA UNAUDITED CONSOLIDATED BALANCE SHEET OF THE GROUP
BEFORE AND AFTER THE CAPITAL REDUCTION AND CASH DISTRIBUTION

		Adjusted before the	Proforma after the
	As at 27	Capital Reduction and	Capital Reduction and
(US$’million)	June 2010	Cash Distribution(1)	Cash Distribution(3)
ASSETS
Current Assets:
Cash and cash equivalents	287	787(2)	187
Short-term marketable securities	77	77	77
Other current assets	371	371	371

Total Current Assets	735	1,235	635

Non-current Assets:
Marketable securities	17	17	17
Property, plant and equipment, net	1,150	1,150	1,150
Goodwill and intangible assets	591	591	591
Other non-current assets	33	45	45

Total Non-current Assets	1,791	1,803	1,803

TOTAL ASSETS	2,526	3,038	2,438

LIABILITIES AND EQUITY
Current Liabilities:
Other current liabilities	318	318	318
Short-term debts	77	60	60

Total Current Liabilities	395	378	378

Non-current Liabilities:
Long-term debts	374	908	908
Other non-current liabilities	66	66	66

Total Non-current Liabilities	440	974	974

TOTAL LIABILITIES	835	1,352	1,352

NET ASSETS	1,691	1,686	1,086

EQUITY
Share capital	2,036	2,036	1,436
Accumulated other comprehensive loss	(7)	(7)	(7)
Accumulated deficit	(399)	(404)	(404)

Shareholders’ equity	1,630	1,625	1,025

Noncontrolling interest	61	61	61

TOTAL LIABILITIES AND EQUITY	2,526	3,038	2,438

Notes:
(1)
Adjusted to give effect to the incurrence of the Recent Financing and the Debt Repayment as if such transactions were effected on 27 June 2010. The adjustments assume that an aggregate of US$330 million has been drawn down by the Company from the Credit Facility and that all US$213 million of the 2011 Notes will be tendered and repurchased in connection with the Tender Offer. As at the Latest Practicable Date, an aggregate of US$310 million has been drawn down from the Credit Facility and US$162.9 million of the 2011 Notes have been tendered and repurchased in connection with the Tender Offer. The Tender Offer will expire on 27 August 2010, at 5.00 p.m. New York City time.

(2)	The amount of US$787 million of cash and cash equivalents takes into account the proceeds from the Bond Offering.

APPENDIX

(3)	The following assumptions have been made for the purposes of illustrating the financial effects of the “Proforma after the Capital Reduction and Cash Distribution”:
(a)	the payment of the Cash Distribution on an aggregate of 2,202,218,293 Shares, being the total number of issued and fully paid-up Shares outstanding as at 27 June 2010;

(b)	none of the Share Incentive Awards have been exercised or vested, as the case may be; and

(c)	an exchange rate of US$1 to S$1.3557 (being the exchange rate as at the Latest Practicable Date).

NOTICE OF EXTRAORDINARY GENERAL MEETING

STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of STATS ChipPAC Ltd. (the “Company”) will be held at Orchid Country Club, 1 Orchid Club Road, Emerald Suite, Golf Club House, Level 2, Singapore 769162 on 27 September 2010 at 2.00 p.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolution which will be proposed as a Special Resolution:
Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders
That pursuant to Article 10(A) of the Articles of Association of the Company and subject to the approval of the High Court of the Republic of Singapore:
(a)
the issued share capital of the Company be reduced by the sum of US$600 million and that such reduction be effected by returning Shareholders approximately US$0.27 in cash for each issued ordinary share in the capital of the Company held as at a books closure date to be determined by the Directors; and

(b)
the Directors and each of them be and are hereby authorized and empowered to complete and do all such acts and things as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

BY ORDER OF THE BOARD
Tan Lay Koon
Director, President and Chief Executive Officer
Singapore
2 September 2010
Notes:
(1)
A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members).

(2)
A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders may appoint any member of the Board or any other person as their proxy. The instrument appointing a proxy must be deposited at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed

NOTICE OF EXTRAORDINARY GENERAL MEETING

for holding the Extraordinary General Meeting or at any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Extraordinary General Meeting, by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Extraordinary General Meeting prior to the vote of the resolution by such shareholder attending the Extraordinary General Meeting and voting in person.

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares of STATS ChipPAC Ltd., this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to vote should contact their CPF Approved Nominees.

I/We* ______________________________ (Name)

of ______________________________ (Address)

being a member/members* of STATS ChipPAC Ltd. (the "**Company**") hereby appoint the Chairman of the Meeting* and/or*:

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

and/or*

as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 27 September 2010 at Orchid Country Club, 1 Orchid Club Road, Emerald Suite, Golf Club House, Level 2, Singapore 769162 at 2.00 p.m. and at any adjournment thereof.

**Delete as appropriate*

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Extraordinary General Meeting and summarised below. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Special Resolution To approve the proposed Capital Reduction and Cash Distribution		

Dated this day of 2010

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES
1.
Please insert the total number of ordinary shares (“Shares”) held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholder (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.
A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3.
Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.
The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5.
The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.
A proxy may be revoked at any time not less than 48 hours before the time set for the Extraordinary General Meeting, by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Extraordinary General Meeting prior to the vote of the resolution by such shareholder attending the Extraordinary General Meeting and voting in person.

7.
A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.